Exhibit 12.1

	PECO Energy Company
	Ratio of Earnings to Combined Fixed Charges
							Six Months
							Ended
		Years Ended December 31,					June 30,
		2013	2014	2015	2016	2017	2018
	Pre-tax income from continuing operations before adjustment	$557	$466	$521	$587	$538	$207
Less:	Capitalized interest	(2)	(2)	(2)	(3)	(3)	(2)
	Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$555	$464	$519	$584	$535	$205
	Fixed charges:
	Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	$114	$112	$114	$125	$128	$66
	Interest component of rental expense(a)	7	5	3	2	3	2
	Total fixed charges	$121	$117	$117	$127	$131	$68

	Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	$676	$581	$636	$711	$666	$273
	Ratio of earnings to combined fixed charges	5.6	5.0	5.4	5.6	5.1	4.0
_________

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.